

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

<u>Via E-mail</u>
Guixiong Qiu
Chief Executive Officer
Tanke Biosciences Corporation
c/o Guangzhou Tanke Industry Co., Ltd.
Room 2801, East Tower of Hui Hao Building
No. 519 Machang Road
Pearl River New City, Guangzhou
People's Republic of China 510627

> **Re: Tanke Biosciences Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 16, 2011**
> **File No. 333-172240**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 20, 2011**
> **Current Report on Form 8-K**
> **Filed May 20, 2011**
> **File No. 0-53529**

Dear Mr. Qiu:

We have reviewed your filings and your response letter dated May 13, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form S-1 filed May 16, 2011</u>

<u>General</u>

1. We remind you of prior comments 1 and 2 from our letter to you dated March 15, 2011.

2. In future correspondence, please indicate precisely the location of your amended disclosure in response to each comment, if applicable.

3. We note that you refer to your business segment as both "Herbal Medicinal Additives" and "Herbal Medicine Additives" throughout the filing. Please revise to ensure the segment name is presented consistently.

4. Please provide relevant updates with each amendment. For example, and without limitation, we note that your disclosure at page 35 regarding your key market categories relates solely to your revenue in 2009.

5. Please provide updated financial statements and related disclosure in your next amendment. See Rule 8-08 of Regulation S-X.

6. Please revise your filing to ensure that you have consistently referenced your relationship with the entities over which you exert control through the VIE agreements. For example, and without limitation, your reference at page 48 to Tanke Animal as your subsidiary does not appear to be consistent with your organizational chart at page 5.

Prospectus Summary, page 1

Background and Key Events, page 1

Private Placement, page 3

7. We note your response to our prior comment 9 and the related revisions to your filing. We reissue such comment to remind you to provide descriptions of the liquidated damages provision related to the convertible note private placement throughout your filing (e.g., as part of the footnotes to your financial statements).

8. We note that you refer to the term "Filing Failure" at page 3 without defining such term. Please revise your filing to provide the meaning of such term.

Our Organizational Structure, page 5

9. We note your response to prior comment 10 from our letter to you dated March 15, 2011. With a view toward disclosure, please advise us regarding the extent to which restrictions on foreign ownership and other regulations in the People's Republic of China impacted your decision to enter into the VIE agreements and call option agreement.

Risk Factors, page 7

The application of Chinese Regulations…, page 16

10. We note your response to prior comment 19 from our letter to you dated March 15, 2011, and your new disclosure regarding the risks related to Kanghui Agricultural's acquisition

of Guangzhou Tanke. However, your disclosure suggests that you may acquire other businesses. In that regard, we note your reference at page 16 regarding your ability to expand your business or maintain your market share. Please expand your disclosure to disclose all material risks that such regulations pose to your ability to grow by acquiring other businesses.

Recent Chinese regulations relating to the establishment of offshore special purpose companies…, page 17

11. We note your response to prior comment 20 from our letter to you dated March 15, 2011, and your revised disclosure regarding the penalties for the Tanke Shareholders if they do not file a registration with SAFE in the event that they exercise their rights under the call option agreement. Please expand your risk factor disclosure to discuss all material risks to you and your shareholders related to any uncertainty regarding how Notice 75 will be interpreted and implemented. For example, and without limitation, please address the risk that SAFE may determine that Notice 75 applies to you and the Tanke Shareholders in connection with your current structure, or tell us why this does not present any material risks. Please ensure that your response is not limited to the resulting risks to the Tanke Shareholders, but also addresses any material risks to you and your other shareholders.

We will incur increased costs as a result of being a public company…, page 21

12. Please revise your filing to clarify how the risks described in this risk factor apply to you.

We do not presently have a Chief Financial Officer with U.S. public company experience, page 23

13. We note your responses to our prior comments 26 – 30. Based on the information provided in your response, it appears that your employees who are primarily responsible for preparing and supervising the preparation of your financial statements in accordance with U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. Please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in accordance with U.S. GAAP. Specifically, these factors would include the maintenance and preparation of your books and records in accordance with GAAP used in the Peoples' Republic of China and the potential resulting affect of management's limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K.

14. In connection with the preceding comment, we note that you concluded that your disclosure controls and procedures were effective at March 31, 2011. Please provide us with additional detail regarding this conclusion considering the apparent deficiencies in your control system. Alternatively, please revise the conclusion in your Form 10-Q for the quarter ended March 31, 2011 regarding the effectiveness of your disclosure controls and procedures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 28

Results of Operations for the Year Ended December 31, 2010 versus 2009, page 28

15. We note your revised disclosure in response to our prior comments 35 and 36. Please revise your analysis to address the increase in net sales revenue and decrease in gross profit in your Herbal Medicinal Additives segment. In your response, please tell us how the results of operations for this segment were affected by your other product lines.

16. We note your disclosure at page 28 that your current trace mineral manufacturing facility has the capacity to produce approximately 250 metric tons of organic trace minerals per day. However, this does not appear to be consistent with your disclosure at page 39 that you have production capacity of 250 metric tons per week for organic trace minerals. Please advise.

Income Tax Expense, page 31

17. We note your response to prior comment 31 from our letter to you dated March 15, 2011. Please revise this section to clarify the anticipated effect on your income tax expense in connection with the expiration of the tax reduction and exemption that you reference at page 31.

Overview, page 35

18. We note your response to prior comment 43 from our letter to you dated March 15, 2011, and your statements at page 35 regarding the findings of the China Green Food Development Center with respect to your products. With a view toward disclosure, please tell us when the China Green Food Development Center made such determinations, and how they are evidenced. Please provide for our review any certification provided by such organization related to such findings.

19. Please submit the English translation of the entire article labeled as Exhibit D. In addition, your responsive disclosures on page 37 do not appear to be consistent with the article excerpt. For example, we note that you disclose figures for U.S. and Western Europe on page 37, which do not appear in the article excerpt. Similarly, you state on page 37 that China has approved approximately 200 feed additive formulas. However, the referenced article indicates that the Chinese government has approved approximately 220 feed additive formulas. Please advise.

Competitive Strengths, page 39

20. Please provide objective and independently verifiable support for your statements at page 40 regarding your exceptional quality and uniformity.

Sales and Distribution, page 44

21. You state that sales to your top 10 customers accounted for approximately 11% of your revenue in 2009. However, your tabular disclosure states that sales to Jin Yin Ka (Guangzhou) bio-tech Co. accounted for 15.28% of your consolidated revenue in 2009. Please revise to reconcile this difference.

Research and Development, page 46

22. We note your response to prior comment 53 from our letter to you dated March 15, 2011, and your statement that you have revised the disclosure as requested. However, we were not able to find such responsive disclosure in this section. Please advise.

Government Regulation, page 48

Foreign Investment Policy in Feed Additive Industry

23. We note your statement at page 48 that the feed additive industry in China falls within the "encouraged category for foreign investment." Please revise your filing to clarify the practical effect to you of this designation.

Certain Relationships and Related Transactions, page 55

24. Please disclose in this section all material terms of the promissory note. For example, we note that Section 6 of the promissory note filed as Exhibit 99.3 provides for a default rate of interest.

25. We note your response to prior comment 64 from our letter to you dated March 15, 2011. Please include corresponding disclosure in your amendment and update such disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 56

26. We note your disclosures in response to our prior comment 65 from our letter to you dated March 15, 2011. Please also disclose in this section the relationship of your beneficial owners to your affiliates. For example, and without limitation, please clarify which beneficial owners are also shareholders of Guangzhou Tanke.

27. We note a reference in the table at page 57 to footnote 10, but are not able to find such footnote in your filing. Please advise.

Selling Stockholders, page 58

28. We note your response to prior comment 69 from our letter to you dated March 15, 2011, and your statement in your response letter that you are not registering shares issuable upon conversion of interest accrued on the notes. However, we also note that your registration fee table and prospectus cover page disclosure suggests that such shares are covered by this registration statement. For example, and without limitation, we note your statement on the prospectus cover page that the shares of common stock subject to this prospectus include 800,413 shares potentially issuable upon conversion by certain selling stockholders of interest accrued under the notes. Please advise.

29. We note your response to prior comment 70 from our letter to you dated March 15, 2011. However, we also note that you have added disclosure in this amendment regarding certain other selling shareholders that are affiliates of Euro Pacific, a registered broker-dealer. With respect to each such shareholder, please disclose whether (i) he purchased the shares in the ordinary course of business and (ii) at the time of the purchase of the securities, such individual had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Where You Can Find Additional Information, page 73

30. We note your response to prior comment 72 from our letter to you dated March 15, 2011. However, we also note that your disclosure states that the references in the prospectus to contracts, agreements, and other documents are not necessarily complete. If you retain such statement in your next amendment, please tell us why you believe that it is appropriate to include such statement in your filing.

Consolidated Financial Statements of Guangzhou Tanke Industry Co., Ltd.

Report of Independent Registered Public Accounting Firm, page F-2

31. Please revise your filing to include an auditor's report that clearly indicates that the report was signed. This may be accomplished using an electronic signature or by typing "/s/" preceding the auditor name. Refer to Item 3-02 of Regulation S-T.

Consolidated Statements of Cash Flows, page F-6

32. Please provide us with a schedule that reconciles the changes in accounts receivable per the cash flow statement for the year ended December 31, 2010 to the differences in the balances reported on your balance sheets as of December 31, 2009 and 2010. In your response, please tell us how you classify the non-cash expense for your allowance for doubtful accounts, if any, in your consolidated statements of cash flows.

33. With regard to the amounts presented for the fiscal year ended December 31, 2009, it appears that the amounts presented as net cash provided by operating activities and net cash used in investing activities were adjusted from the amounts presented in your previous filing. Please describe the nature of this change.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

(m) Revenue Recognition, page F-10

34. We note your response to our prior comment 78 states that do not charge for technical support. However, your disclosure per footnote 15 states that other revenue consists of the reselling of raw materials and technical support to customers. Please advise.

Pro Forma Financial Information

Combined Pro Forma Balance Sheet as of December 31, 2010, page F-12

35. Your response to our prior comment 92 and related revisions to your filing does not appear to adequately address your pro forma presentation for the warrants issued to the lead placement agent. Please tell us how you considered the need to provide pro forma disclosure regarding the warrants issued to the lead placement agent in connection with the convertible notes private placement.

36. Our prior comment 93 will be re-issued as it is not clear how it was addressed in your amended filing. It does not appear that your adjustments for the effect of discontinued operations to the pro forma balance sheets and statements of operations are directly attributable to the transaction for which these pro forma financial statements are presented. Please revise. Refer to Article 11-02(b) of Regulation S-X.

Combined Pro Forma Statement of Operations for the Year Ended December 31, 2010, page F-13

37. We note that you recognized a net loss on a pro forma basis for the fiscal year ended December 31, 2010. However, it appears that you are presenting diluted loss per share. Please revise. Refer to FASB ASC 260-10-45-19.

38. It appears that the footnote explaining pro forma adjustment [E] was omitted. Please revise to provide this footnote and the information requested in our prior comment 94.

Recent Sales of Unregistered Securities, page II-3

39. We re-issue prior comment 86 from our letter to you, dated March 15, 2011. In that regard, we note your response that you have revised the disclosures as requested. Please tell us where we can find such responsive disclosure.

Exhibits and Financial Statement Schedules, page II-5

40. We note that in response to prior comment 16 from our letter to you dated March 15, 2011, you list "Opinion of Martin Hu & Partners" as Exhibit 5.1 in the Exhibit Index, but such exhibit was not filed. Please advise.

41. We remind you of prior comments 87 and 88 from our letter to you dated March 15, 2011.

42. We note your response to prior comment 89 from our letter to you dated March 15, 2011, and your statement that you do not believe that the information set forth in the schedules to the Securities Purchase Agreement are material to an understanding of the document or the transactions set forth in the document. Please advise us why you do not believe that they are material. In the alternative, please re-file such exhibit, with all schedules.

43. We note that you have not filed any agreements related to the bank loan that you describe at page 32. Please file any such agreements, or tell us why you believe that you are not required to file them. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Consolidated Balance Sheets, page 4

44. We note that you eliminated your non-controlling interest as of March 31, 2011 and reclassified the balance to retained earnings. Please describe for us the underlying transaction and provide reference to the authoritative literature that supports your accounting under U.S. GAAP.

Consolidated Statements of Shareholders' Equity, page 6

45. We note that your statement of shareholders' equity has a single line item showing the effect of the share exchange agreement and private placement. Please revise to show the effect of these transactions separately.

Notes to Consolidated Financial Statements

6. Other Current Assets, page 14

46. We note that you recorded net offering costs of $1,405,722 related to the February 2011 senior convertible note offering. We also note the disclosure per page 26 of your filing which states that amortization expense of $218,280 related to offering costs was recorded to selling and administrative expenses. Please revise to disclose your accounting policy for the amortization of deferred offering costs and tell us why amortization expense was recorded as a component of selling and administrative expenses. Refer to FASB ASC 835-30-35.

Exhibit 31 – Section 302 Certifications

47. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

- The titles of the certifying individuals should be removed from the introductory paragraph;

- References to "quarterly report" should be replaced with references to "report;" and

- The head note to paragraph 4 should include a reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))."

Please revise your certification to address each of the matters noted above.

48. In connection with the preceding comment, please confirm to us that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided the certifications.

Form 8-K filed May 20, 2011

49. We remind you of prior comments 1 and 2 from our letter to you dated May 23, 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Evan L. Greebel
       Katten Muchin Rosenman LLP